May 19, 2020

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: David Manion

Re: AGF Investments Trust (File Nos. 333-173167 and 811-25540) (the “Registrant”)

Dear Mr. Manion:

On behalf of the Registrant, we wish to respond by this letter to comments of the Staff of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) on the Annual Reports for the fiscal year ended June 30, 2019, filed on Form N-CSR on September 6, 2019, with respect to the AGF Global Equity Fund and the AGF Global Sustainable Growth Equity Fund (each a “Fund” and, together, the “AGF Funds”), and the AGFiQ U.S. Market Neutral Momentum Fund, AGFiQ U.S. Market Neutral Value Fund, AGFiQ U.S. Market Neutral Size Fund, AGFiQ U.S. Market Neutral Anti-Beta Fund, AGFiQ U.S. Hedged Dividend Income Fund, AGFiQ Dynamic Hedged U.S. Equity ETF and AGFiQ Global Infrastructure ETF (each an “ETF” and, collectively, the “AGFiQ Funds”), and Form N-CEN, filed on September 10, 2019 with respect to each series of the Registrant. The SEC Staff’s comments were conveyed via a telephone conversation with me and Robert J. Rhatigan of Dechert LLP. A summary of the SEC Staff’s comments, followed by the Registrant’s responses, is set forth below:

1.	Comment: Please deactivate the EDGAR codes for any liquidated series and classes of the Registrant.

Response: The Registrant will deactivate the EDGAR codes for any liquidated series and classes of the Registrant.

Comments on Annual Report

2.	Comment: For the mutual funds, the line graph starts at $10,000, but the minimum initial investment for the AGF Funds is $1 million. See Form N-1A Item 27(b)(7)(ii), instruction 1(d). In future filings, begin the line graph at the fund’s required minimum initial investment.

3.	Response: The Registrant will start the line graph at the minimum initial investment in future filings.

4.	Comment: Per Section 12-13C of Regulation S-X, please show in future filings the frequency of payments under each total return swap.

Response: The Registrant will include such disclosure in future filings in response to this comment.

5.	Comment: In the financial highlights section of future filings, please show capital transaction fees outside of investment operations.

Response: The Registrant will revise this disclosure in future filings in response to this comment.

6.	Comment: The Statement of Changes in Net Assets for the ETFs indicates certain redemptions were effected in less than creation unit sizes. Please discuss how the AGFiQ Funds were able to redeem in less than creation unit sizes.

Response: During the fiscal year ended June 30, 2018, AGFiQ U.S. Market Neutral Momentum Fund, AGFiQ U.S. Market Neutral Size Fund (which has subsequently liquidated), AGFiQ U.S. Market Neutral Anti-Beta Fund, and AGFiQ Hedged Dividend Income Fund redeemed the nominal share(s) of the sole initial shareholder of such ETFs. As reflected in the 2019 Annual Report’s Statement of Changes in Net Assets, as well as the 2018 Annual Report’s Statement of Changes in Net Assets, these redemptions were effected for between 1 and 4 shares to dissolve the nominal share(s) that were purchased by the sole initial shareholder of such ETFs prior to each ETF’s launch. Subsequent to these redemptions, the Registrant enhanced its controls to seek to prevent an operational ETF from accepting such redemption orders in the future.

7.	Comment: In future filings, please include a note regarding the treatment of foreign currency in assets and liabilities and the accounting policies for gains and losses in foreign currency transactions, including whether the AGFiQ Funds isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held.

Response: The Registrant will revise this disclosure in future filings in response to this comment.

Comments on N-CEN Filing

8.	Comment: Please present the responses to Items C.3.b.(ii) and (iii) in percentages not decimals.

Response: The Registrant currently presents the responses to Items C.3.b.(ii) and (iii) in decimals because the form does not explicitly instruct registrants to provide responses in percentages as it does for other items in Form N-CEN. Notwithstanding the foregoing, the Registrant will respond to these items with percentages rather than decimals in future filings.

* * * * *

Please call me at 202.261.3464 or Robert J. Rhatigan at 202.261.3329 with any questions or comments regarding this letter, or if we may assist you in any way.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel